Filed Pursuant To Rule 433

Registration No. 333-275079

February 29, 2024

WICS-TV: Marketplace with John Hoffman

LAMYIAH PEARLINIA: Spot Bitcoin ETFs, ever heard of them? Well, they're making the news these days. Okay with the Securities and Exchange Commission approving some to be traded on the major stock exchanges, the flood gates have opened for all investors to more easily include crypto in their portfolios. Now if none of this makes sense, here to give us an overview is John Hoffman, head of distribution and partnerships at Grayscale, the world's largest crypto manager. John, welcome to marketplace. How are you?

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Doing well, LaMyiah thanks so much for having me today.

PEARLINIA:Of course, of course. So first, for those of us who are new to this type of investing, right, what is a spot Bitcoin ETF and why is that making the news these days?

HOFFMAN: Yeah, let's break down that financial jargon spot bitcoin etf. let's break those words apart for a second. Spot refers to the current market price, bitcoin is the world's largest cryptocurrency with over $1 trillion in assets, and then the 3rd part there was ETF that's an exchange traded fund. So those are pooled investment vehicles which trade on an exchange like a stock. So when we put that all together, spot Bitcoin ETFs, they came to market a little over a month ago, making it easy to invest in crypto, directly from your brokerage account.

PEARLINIA: Yeah, so what are the benefits of investing in bitcoin in the first place?

HOFFMAN:So there's two predominant drivers today, one is performance and the second is diversification. So bitcoin has historically over the last 10 years, it's been the best performing asset in the world again looking backward over the past 10 years. So some investors are looking at this as a performance opportunity, a potential performance opportunity. Others are thinking about diversification. so bitcoin behaves and has different return than stocks, bonds, commodities, real estate, and so investors are adding a little piece of Bitcoin to their portfolio as well for diversification purposes. Those are the two main reasons why.

PEARLINIA: Now John, if people like the idea that Bitcoin are not tied to any government and want to have bitcoin in their portfolios, why choose to do it with an ETF?

HOFFMAN: Yeah, so Bitcoin is a global technology, you can invest in bitcoin directly. The challenge is you need to safe keep that so you need to have it in a crypto wallet or a hard drive or cold storage. Doing it in the ETF, that, the ETF actually does all of that for you. So it keeps the assets in custody, it safe keeps the assets. That's the purpose of the ETF. And again it makes it simpler, easier, and more convenient to access Bitcoin than buying it in the secondary market on an exchange and having to keep it in your crypto wallets.

PEARLINIA: Now would you recommend investing in spot Bitcoin etfs as a long or a short term investment?

HOFFMAN: So every investor is unique and has unique circumstances, and needs and objectives, and goals and so we recommend you work with a financial professional. Um, and we think about investing over long cycles, so we encourage people to think about long term investing here at Grayscale. And adding a small part of the portfolio to Bitcoin ETFs such as GBTC, that's the symbol for the Grayscale Bitcoin Trust, which is the ETF that holds Bitcoin, is what we're seeing investors do today.

PEARLINIA: Of course, and where can we get more information?

HOFFMAN: Yeah, I encourage you and invite your viewers to go to www dot grayscale, that's g-r-a-y scale.com to learn more about Bitcoin, cryptocurrency and GBTC, the world's largest Bitcoin ETF.

PEARLINIA: Awesome awesome, John Hoffman thank you so much we’ll see you next time.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.